FORM 51-102F3
MATERIAL CHANGE REPORT

1 Name and Address of Company:

Enerflex Ltd. ("**Enerflex**" or the "**Company**")
904 -1331 Macleod Trail S.E.
Calgary, Alberta T2G 0K3

2 Date of Material Change:

October 1, 2026.

3 News Release:

A news release disclosing the material summarized in this material change report regarding the award to Enerflex of a major Engineered Systems project was issued by Enerflex on October 1, 2026. The news release was disseminated through the facilities of Globe Newswire and filed on SEDAR Plus and Edgar under the electronic profile of the Company.

4 Summary of Material Change:

On October 1, 2026, Enerflex announced the award of a major Engineered Systems ("ES") project. The Company has been contracted to design, engineer, fabricate, and assemble approximately 450 megawatts of behind-the-meter natural gas-fired power generation units for a North American data center developer.

5 Full Description of Material Change:

5.1 Full Description of Material Change

On October 1, 2026, Enerflex announced the award of a major ES project. The Company has been contracted to design, engineer, fabricate, and assemble approximately 450 megawatts of behind-the-meter natural gas-fired power generation units for a North American data center developer. The project will be executed through Enerflex's North American manufacturing operations with deliveries scheduled to commence in 2027 and be completed in 2028.

To support this award and expected growth across Enerflex's core markets, the Company is investing in expanding the capabilities of its ES business line. Included in Enerflex's capital expenditure guidance for 2026 is PP&E and infrastructure investments of approximately $15 million to support the Company's ES business line and activity in adjacent markets, including electric power generation. Enerflex has also authorized approximately $85 million of investments in its ES facilities and capabilities, the majority of which is expected to be incurred during 2027. These investments, combined with on-going initiatives to enhance collaboration, leverage scale, improve operational efficiency, and solidify capabilities, are expected to significantly increase revenue capacity of Enerflex's ES business line. The Company expects to provide further updates regarding its 2026 capital program with the release of Q3/26 financial and operational results.

In addition to the initial equipment scope, this award provides opportunities for future commissioning, installation, and after-market services support including digital solutions through Enerflex's

ReliaCore™ asset performance ecosystem, aligning with Enerflex's commercial capabilities to support the full cycle requirements of behind-the-meter power generation development.

5.2 Disclosure for Restructuring Transaction

N/A.

6 Reliance of Material Change on Subsection 7.1(2) of National Instrument 51-102:

N/A.

7 Omitted Information:

N/A.

8 Executive Officer:

For further information, contact Mr. David Izett, Senior Vice President and General Counsel, by telephone at +1.403.236.6874.

9 Date of Report:

October 6, 2026.